S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No. 2-06

          January 12, 2006

CORPORATE FINANCE CONSULTING AGREEMENT TO ASSIST EUROPEAN FINANCING EFFORTS

SAMEX (the “Company”) has signed a corporate finance consulting agreement with European consultants, Spartacus Ltd. (the “Consultant”), to assist the Company with respect to its corporate financing efforts in Europe and other jurisdictions.

During the term of the agreement, the Consultant will provide introductions to fund managers, institutional investors and other parties, as well as assistance associated with financing activities.  In consideration of these services, the Company will pay the Consultant a quarterly fee of $25,000 commencing after SAMEX completes one or more private placements with the assistance of the Consultant which have aggregate net proceeds of not less than $2,000,000.  The Agreement continues for a term of 12 months and may be terminated on 30 days notice prior to completion of the private placements.  The agreement is subject to regulatory acceptance.

“Jeffrey Dahl ”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.